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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 ELOYALTY CORP.

                                (Name of Issuer)

                   _______Common Stock, $.01 par value_______
                          -----------------------------
                         (Title of Class of Securities)

                               ____290151 307_____

                                 (CUSIP Number)

                                February 10, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the role pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 290151 307                     13G                   Page 2 of 6 Pages
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   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Brookside Capital Partners Fund, L.P.
                    EIN No.: 04-3313066
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                                                                         (a) [ ]

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (b) [ ]
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   3.      SEC USE ONLY

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   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             5.    SOLE VOTING POWER
        NUMBER OF
         SHARES                    3,355,300 Shares as of February 10, 2000
      BENEFICIALLY                   369,145 Shares as of December 31, 2001
        OWNED BY           ------- ---------------------------------------------
          EACH               6.    SHARED VOTING POWER
        REPORTING                           0
         PERSON            ------- ---------------------------------------------
          WITH               7.    SOLE DISPOSITIVE POWER

                                   3,355,300 Shares as of February 10, 2000
                                     369,145 Shares as of December 31, 2001
                           ------- ---------------------------------------------

                             8.    SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,355,300 Shares as of February 10, 2000
              369,145 Shares as of December 31, 2001
---------- ---------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
   10.     CERTAIN SHARES*
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   11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    7.7% as of February 10, 2000
                                                    6.6% as of December 31, 2001
---------- ---------------------------------------------------------------------
   12. TYPE OF REPORTING PERSON*
                             PN
---------- ---------------------------------------------------------------------


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Item 1(a). Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is Eloyalty Corp. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices

     The principal executive offices of the Company are located at 150 Field Drive, Suite 250, Lake Forest, Illinois 60045.

Item 2(a). Name of Person Filing

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management") is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b). Address of Principal Business Office or, if none, Residence

     The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Brakeman is 111 Huntington Avenue, Boston, Massachusetts 02116.

Item 2(c). Citizenship

     Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d). Title of Class of Securities

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.01 Par Value.

Item 2(e). CUSIP Number

     The CUSIP number of the Company's Common Stock, one is 290151 307.

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        Not applicable.

(a)  [  ]  Broker or dealer registered under section 15 of the
           Act (15 U.S.C. 78o).

(b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).




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(c) [  ]  Insurance company as defined in section 3(a)(19) of the
          Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ]  An investment adviser in accordance withss.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the InvestmenT Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

         [x] If this statement is filed pursuant toss.240.13d-1(c), check this box.


Item 4. Ownership

Item 4(a). Amount beneficially owned

     As of the close of business on February 10, 2000, the Brookside Fund owned 3,355,300 shares of Common Stock of the Company as a result of a stock spin-off from Technology Solutions Company. As of the close of business on December 31, 2001 the Brookside Fund owned 369,145* Shares of Common Stock of the Company. Over the course of 2000 and 2001, the Brookside Fund made certain acquisitions and dispositions of shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Roy Brakeman, III is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

*Represents shares of Common Stock owned upon one-for-ten reverse stock split effective December 19, 2001.

Item 4(b). Percent of Class

     As of the close of business on February 10, 2000, the Brookside Fund owned 7.7% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 43,350,000 shares of Common Stock outstanding, based on representations made in the Company's S-1A filed with the Securities and Exchange Commission on February 8, 2000.


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     As of the close of business on December 31, 2001, the Brookside Fund owned
6.6% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 5,629,218 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of January 25, 2002 based on representations made by the Company.

Item 4(c). Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote:
                                        3,355,300 Shares as of February 10, 2000
                                          369,145 Shares as of December 31, 2001

     (ii) shared power to vote or to direct the vote:                  0

    (iii) sole power to dispose or to direct the disposition of:
                                        3,355,300 Shares as of February 10, 2000
                                          369,145 Shares as of December 31, 2001

     (iv) shared power to dispose or to direct the disposition of:     0

Item 5. Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8. Identification and Classification of Members of the Group

         Not Applicable.

Item 9. Notice of Dissolution of Group

         Not Applicable.







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Item 10. Certification

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  January 31, 2002


                                           BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                         By: /s/ Domenic Ferrante
                                             ---------------------------

                                             Name:   Domenic Ferrante
                                             Title:  Managing Director




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